Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

(Commission File No. for Registration Statement on

Form S-4 filed by CVS Heath Corporation: 333-222412)

The following is a transcript of a video made available by Aetna:

CBS This Morning Interview with Aetna Chairman and CEO Mark T. Bertolini

Norah: New government data shows nearly twenty-nine million Americans do not have health insurance. Twenty-two million of those who do have medical insurance use Aetna. It is the third largest provider in the country, but that number could soar if regulators and shareholders approve CVS health’s sixty-nine billion dollar acquisition of the health insurer. CVS has more than 10,000 pharmacies and clinics across the country. Those could soon become one-stop shops for preventative care, treatment, and filling prescriptions. Mark Bertolini is Chairman and CEO of Aetna he is with us at the table. Welcome back.

Mark: Morning.

Norah: This is – will this be the largest American health insurance deal in history? Is that right?

Mark: I think so.

Norah: The largest ever. Okay, so the question is how is it going to change the way I get healthcare?

Mark: Well I think in the healthcare industry we’ve got things backwards. What we do is we sell health insurance first and I use an analogy being a Detroit boy of buying an automobile, you don’t go to GMAC to buy a car. They finance cars. Health insurers are really financers of healthcare. We go to a dealership to talk about our ambitions for our transportations – what is it we want – and then we go finance it later on. But in healthcare we finance everything first, we get a warranty card that says if you’re broken show up at a doctor’s office and we’ll fix you, and that’s got the system all upside down its backwards.

Norah: Right, well we’re also required by law to buy car insurance, we’re not required by law to buy health insurance somewhat so under Obamacare. But I mean practically speaking, is this going to bring down the cost of prescription drugs?

Mark: Definitely. So here’s how we think about it. People don’t define their health as a disease. They define their health as a barrier to living the life they want to lead. I’m a spinal cord injury survivor. I don’t describe myself that way, but I have neuropathy that gets in the way, pain that gets in the way of me living the life I want to lead.

Gayle: So wants the question we should be asking about our health?

Mark: What is your – what is it about your health that gets in the way of you living the life you want to lead? And if we understand that person by person, we can actually solve that problem

Norah: Yeah but I asked about prescription drug costs.

Mark: Yup.

Norah: So how are they going to be higher or lower under a merger like this?

Mark: Prescription drug costs are just a small part – 15 to 20 percent of the equation, we need to look at the whole cost of care, the whole total therapy. What is the best solution. When Sovaldi came out for Hepatitis C, we solved that problem by just saying “sure we’re going to pay for it” because its – the other costs associated with Hep C are so catastrophic, it was better for us to get people treated and cured.

John: Look, the concern with this merger is, going back to your car analogy, is that basically what’s going to happen is people are only going to have a choice between two cars, and that the lack of choice, the consolidation means price might go down a little at first, but then you can’t go anywhere else. New entrance to the market can’t happen, what’s the argument what’s the rebuttal there.

Mark: Well why would people only have two choices?

John: Well because you’re making the – you’re offering them what their choices are, so it’s totally up to you, they can’t – they can’t make choices based on price they can – you’re the only game in town.

Mark: We can’t force people into CVS.

John: But if it’s the only – if it’s the only drugstore in town and that’s where I’m getting my healthcare…

Mark: But there are plenty of drugstores in town. So there’s Walgreens and there are independent pharmacists and there are a whole host of other pharmacists that are…

John: So you welcome say Amazon getting into the business to compete with you?

Mark: I think the more competition we have the better. It keeps the system honest.

John: So there’s not going to be any problem with – so they just got no case at all in terms of these fears that there would be too much consolidation?

Mark: It doesn’t make sense for CVS to turn off all their other customers just for the 22 million Aetna customers when they serve more than 100 million people today.

Norah: Well explain that integration because what I’ve read about it, what you think that CVS and Aetna can do together better.

Mark: So, in today’s environment, 60% of our life expectancy, which has gone down two years in a row, is associated with where we live. 30% is our genetic code and 10% is the clinical care we receive. So now our zip code matters more than our genetic code in how long we live. And unless we get into the community and we begin to provide services in the community that deal with issues like social isolation, food, water, accessibility, access, if we can do more of that in the community and near peoples’ homes, then we’re going to win because we’re going to keep people health around the issue that prevents them from living the life they want to lead.

Norah: So, does that mean CVS gives Aetna the storefront, essentially, to do that?

Mark: The storefront becomes a place – call it 10,000 new front doors to the healthcare system. And what we want to do is provide as many services as we can in the community to meet social determinants – that 60% – versus waiting for people to show up in the healthcare system broken and fix them.

John: And the benefit for CVS is that I come in to get a check-in on my cold and I’m also picking up products from CVS when I’m going there for that other reason?

Mark: No, it’s the whole idea that if we keep people healthier, there’s lower costs in the system and when CVS is the insurer, that’s an advantage for them because they’re getting the full premium. I get the premium dollar, therefore if I can reduce costs by keeping people healthier – we found this in Medicare Advantage, the more we invest in individuals around their illnesses and keeping them away from the healthcare system, the better off we are.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on February 9, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that was originally filed on January 4, 2018. The registration statement includes a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health.  The registration statement was declared effective by the SEC on February 9, 2018, and CVS Health and Aetna commenced mailing the definitive joint proxy statement/prospectus to stockholders of CVS Health and shareholders of Aetna on or about February 12, 2018.  INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938.  Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in the Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 14, 2018, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K.  Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.